PAGE 1 of 7 PAGES



                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                     AMERICAN EDUCATIONAL PRODUCTS, INC.
                     -----------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.05 per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                  02553T103
                               --------------
                               (Cusip Number)

                               David T. Kettig
                           96 Cummings Point Road
                     Stamford, CT 06902  (203)  358-8000
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 22, 1997
           ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02553T103

                                                 PAGE 2 OF 7 PAGES

1.    NAMES OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      G.C. Associates Holdings Corp.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [  ]
                                                      (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                     279,840    SHARES
BENEFICIALLY                  -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                        0       SHARES
PERSON WITH                   -------
                        9. SOLE DISPOSITIVE POWER
                              279,840    SHARES
                              -------
                        10.SHARED DISPOSITIVE POWER
                                 0       SHARES
                              -------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      279,840 SHARES

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      30.5%

14.   TYPE OF REPORTING PERSON*

      CO

*SEE INSTRUCTIONS

                                                 PAGE 3 OF 7 PAGES

Item 1.     Security and Issuer.
            --------------------
      This Statement relates to the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), which has its principal executive offices at 5350 Manhattan Circle - Suite 210, Boulder, Colorado 80303.

Item 2.     Identity and Background.
            ------------------------
      This Statement is being filed by G.C. Associates Holdings Corp., a Delaware corporation ("GC"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902. GC is engaged in holding investments. Geneve Holdings, Inc., a Delaware corporation ("GHI), with principal offices at 96 Cummings Point Road,
Stamford, Connecticut 06902, is the indirect controlling shareholder of GC. GHI is a financial services holding company (collectively with GC, the "Item 2 Persons"). By viture of his direct or indirect holdings of capital stock of GHI, Mr. Edward Netter may be deemed to be the controlling person thereof and therefore the controlling person of GC.
      The (i) name, (ii) residence or business address, (iii) present principal occupation or employment, and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted (except to the extent such principal business and address is set forth in this
Item 2), of each executive officer and director of each of the
Item 2 Persons are set forth in Exhibit A and are incorporated herein by reference. All such persons are United States citizens.
      During the last five years, neither of the Item 2 Persons nor any or their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, neither of such corporations nor their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------
      All of the shares of Common Stock purchased by or on behalf of GC were acquired from working capital funds.

Item 4.     Purpose of Transaction.
            -----------------------
      The shares of Common Stock owned by GC were acquired for investment; GC reserves the right to acquire additional shares of Common Stock as well as to dispose of any or all of the shares

                                                 PAGE 4 OF 7 PAGES

owned by it at any time or from time to time and at prices determined by it.
      Except as otherwise described above, GC has no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;(iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the business or corporate structure of the Company; (vii) any changes in the charter or by-laws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.
      GC reserves the right to change its intention with respect to any or all matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------
      GC is the beneficial owner of and has the power to vote and dispose of 279,840 shares of Common Stock, constituting 30.5% of the outstanding shares of Common Stock as of the date of the information most recently available to GC. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GC.
      Mr. Arthur W. Nesbitt, a director of an affiliate of the Item 2 Persons, is the beneficial owner of and has sole power to vote and dispose of 20 shares of Common Stock, constituting less than
 .01% of the outstanding shares of Common Stock.

                                                 PAGE 5 OF 7 PAGES

      The following shares of Common Stock were acquired in open-market transactions by or on behalf of GC at the prices and on the dates specified:

      Date                    Price Per Share               No. of Shares
      -------                 ---------------               -------------
      4/17/97                       2.8125                      2,000
      4/18/97                       2.8125                      2,000
      4/21/97                       2.9687                      3,000
      4/22/97                       2.875                       4,000
      4/24/97                       3.0                         1,000
      5/22/97                       4.06                      252,840
      5/23/97                       3.6857                     15,000

      To the best of their knowledge, except as described herein, neither of the Item 2 Persons nor any of their officers and directors beneficially owns any Common Stock. In addition, except as described herein, neither of the Item 2 Persons nor any of their officers or directors has effected any transaction in any Common Stock during the past sixty days.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------
      None

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------
      A.    Officers and Directors of Item 2 Persons.

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                    G.C. Associates Holdings Corp.



                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary








May 30, 1997

                                                      PAGE 6 OF 7 PAGES



                                 EXHIBIT A



                            GENEVE HOLDINGS, INC.
                            ---------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
---------------         ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Geneve Corporation
and Director

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
and Assistant                                         Geneve Corporation
Secretary

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President          Stamford, CT 06902            President and Chief
and Treasurer                                         Financial Officer of
                                                      Geneve Corporation

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Director of Taxation
Director of             Stamford, CT 06902            of Geneve Corporation
Taxation

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Geneve Corporation

                                                      PAGE 7 OF 7 PAGES


                       G.C. ASSOCIATES HOLDINGS CORP.
                       ------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
-------------           -------------------           -----------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Geneve Corporation
and Director

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President,         Stamford, CT 06902            Operating Officer of
Assistant                                             Geneve Corporation
Secretary
and Director

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President and Chief
Treasurer                                             Financial Officer
and Director                                          of Geneve Corporation

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Director of Taxation
Director of             Stamford, CT 06902            of Geneve Corporation
Taxation

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Geneve Corporation